SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        FORM 12b-25

                 NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
              [X] Form 10-Q [ ] Form N-SAR

              For Period Ended:  June 30, 1998

              __  Transition Report on Form 10-K
              __  Transition Report on Form 20-F
              __  Transition Report on Form 11-K
              __  Transition Report on Form 10-Q
              __  Transition Report on Form N-SAR
    For the Transition Period Ended: ______________________

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
                        Irwin Naturals/4Health, Inc.
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Former Name if Applicable:
                          N/A
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Address of Principal Executive Office (Street and Number):

                          10549 West Jefferson Blvd.
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City, State and Zip Code:
                          Culver City, CA  90232
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PART II --  RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Irwin Naturals/4Health, Inc. recently completed a merger transaction in which Irwin Naturals was merged with and into 4Health, Inc. effective June 30, 1998. Subsequent to the consummation of the merger, the company name was changed to Irwin Naturals/4Health, Inc. The preparation of the second quarter Form 10-Q, including combined financial statements, has required substantial time and effort from the accounting, finance, and legal departments of Irwin Naturals/4Health, Inc. Consequently, without unreasonable effort and expense, we could not complete our Form 10-Q for the period ending June 30, 1998. Therefore, Irwin Naturals/4Health, Inc. seeks relief pursuant to Rule 12b-25(b) in order to gain additional time to complete our Form 10-Q.

PART IV  --  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Pika Fisher     303      546-6305 ex.4143
    -----------     ---      ----------------
       (Name)   (Area Code) (Telephone Number)





(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                [X]Yes   [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ]Yes   [X]No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Irwin Naturals/4Health, Inc.
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         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 1998  By: /s/Dan Martin
                          ----------------
                          Dan Martin
                          Director of Finance

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be types or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

___________________________Attention____________________________

INTENTIONAL MISSTATEMENTS OF OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                   GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form
    12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section
    232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).